April 16, 2020

Tarek Robbiati
Chief Financial Officer
Hewlett Packard Enterprise Company
6280 America Center Drive
San Jose, CA 95002

       Re: Hewlett Packard Enterprise Company
           Form 10-K for Fiscal Year Ended October 31, 2019
           Filed December 13, 2019
           File No. 001-37483

Dear Mr. Robbiati:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services